

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

July 30, 2008

Mr. Eric Hohl
Chief Financial Officer
Blue Holdings, Inc.
5804 E. Slauson Ave
Commerce, CA 90040

Re: Blue Holdings, Inc.
Item 4.02 Form 8-K filed July 14, 2008
File No. 000-33297

Dear Mr. Hohl:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief
Office of Beverages, Apparel
and Health Care Services

cc: Louis Wharton, Esq.
Stubbs Alderton & Markiles, LLP
Via facsimile: (818) 444-6309